Exhibit (11)(x)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and

TIAA-CREF Investment Management, LLC

SCHEDULE B

2013 Reimbursement Rates

Expense Deductions (as a percentage of average net assets)

For the year May 1, 2013 through April 30, 2014

Stock Account	0.00037% (corresponds to an annual rate of 0.135%)

Global Equities Account	0.00048% (corresponds to an annual rate of 0.175%)

Growth Account	0.00030% (corresponds to an annual rate of 0.110%)

Equity Index Account	0.00019% (corresponds to an annual rate of 0.070%)

Bond Market Account	0.00025% (corresponds to an annual rate of 0.090%)

Inflation-Linked Bond Account	0.00025% (corresponds to an annual rate of 0.090%)

Social Choice Account	0.00026% (corresponds to an annual rate of 0.095%)

Money Market Account	0.00016% (corresponds to an annual rate of 0.060%)

Date: Effective May 1, 2013 in accordance with prior approval by the CREF Board on March 28, 2013.